Exhibit 99.1

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023 and 2022

(expressed in thousands of United States dollars, unless otherwise stated)

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of August 9, 2023 and should be read in conjunction with the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2023 and 2022 (the Interim Financial Statements), as well as the audited consolidated financial statements for the years ended December 31, 2022 and 2021, and the related notes thereto (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are available on Aris Mining’s website at www.aris-mining.com and under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca. Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2022 and dated March 31, 2023, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the condensed consolidated Interim Financial Statements prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, using accounting policies consistent with IFRS. Reference should also be made to the Non-IFRS Measures section of this MD&A for information about non-IFRS measures referred to in this MD&A. All figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.

Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (TSX) and trade under the symbol ARIS. The Company’s common shares also trade in the United States on the OTCQX under the symbol TPRFF.

Business Overview

Aris Mining is led by an executive team with a track record of creating value through building globally relevant gold mining companies. In Colombia, Aris Mining is the largest gold mining company with additional and significant growth potential. Aris Mining is pursuing acquisition and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining’s mining assets include two operating mines, the Segovia Operations and the Marmato Upper Mine, generating free cash flow to support the Company’s growth projects which comprise the Marmato Lower Mine, the Soto Norte joint venture, and the Toroparu Project.

H1 2023 Highlights

Operational and growth

●

On July 12, 2023, the Company announced that it has received approval from the Corporación Autónoma Regional del Caldas (Corpocaldas), a regional environmental authority in Colombia, of the Environmental Management Plan (PMA) which permits the development of the Marmato Lower Mine.

●	The Segovia Operations generated free cash flow before tax and expansion capital of $83.2 million[1].
●	Produced 104,906 ounces of gold from the Segovia Operations and the Marmato Upper Mine.
●

Gold sold increased by 10% in Q2 2023 over Q1 2023, reflective of the improved availability of explosives, following the national shortage. The Maria Dama processing facility operated at 91% of its nameplate capacity during Q2 2023, with mining and processing rates expected to further improve in H2 2023.

●

Segovia Operations had attributable production from owner-operated mining of 52,732 ounces at an AISC[1] of $1,007/oz, and 41,663 ounces from partner-operated mining, as described below, at an AISC of $1,236/oz.

●	The Company announced the full replacement of gold ounces mined during 2022 for the Segovia Operations in the updated mineral resource and mineral reserve estimates, effective December 31, 2022[2].
●	Expenditures of $30.9 million on growth capital, including $10.2 million at the Segovia Operations, $11.3 million at the Marmato Upper and Lower Mines, and $9.3 million at the Toroparu Project.
●	Cash and cash-equivalents of $214.3 million as of June 30, 2023, following a $52.9 million annual tax payment in Q2 related to the Segovia Operations’ taxable income in 2022.

1 Total cash costs per ounce, AISC ($ per oz sold), adjusted earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA and free cash flow are non-IFRS financial measures and non-IFRS ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-IFRS Measures section for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Interim Financial Statements and refer to the Operations Review - Segovia Operations section for full details on free cash flow generated from operations.

2 See section entitled Qualified Person and Technical Information for full details.

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Responsible mining and shared value

●

Following the landmark Association Agreement signed with artisanal and small-scale miners in Marmato on April 20, 2023, this group commenced operations on Level 16 of the Upper Mine in early May 2023, mining 545 tonnes of ore at an average gold grade of 7.44 g/t which was held in stockpile at the end of June 2023. Batch processing of the stockpiled ore commenced in July 2023.

●

Advancing permitting of the Soto Norte Project with a favourable delimitation process completed in June 2023 by local communities and government authorities in the four municipalities related to the project.

●	Strengthened our culture of harm prevention through the continued commitment to the principles of Vision Zer000, a program introduced to integrate safety, health and well-being into our daily actions.
●

Paid social contributions of $5.1 million to the local communities in which we operate, structured under a transparent social investment policy that aligns with government development plans and Aris Mining’s stakeholder engagement policy.

Operating Results

Operating results for the three months ended June 30, 2023, the three months ended March 31, 2023 and six months ended June 30, 2023 are shown below:

	Three months ended	Three months ended	Six months ended
	June 30, 2023	March 31, 2023	June 30, 2023

Gold sold (ounces)	54,228	49,158	103,386
Gold produced (ounces)	54,003	50,903	104,906
Average realized gold price ($/ounce sold)	1,959	1,869	1,888
Gold revenue ($’000)	106,239	91,863	198,102
Cash costs ($/ounce sold)[1]	1,019	922	973
AISC ($/ounce sold)[1]	1,234	1,214	1,225

Income from mining operations ($’000)	34,877	33,152	68,029
Net cash provided by operating activities ($’000)	9,279	19,767	29,045

EBITDA ($’000)[1]	30,496	21,105	51,601
Adjusted EBITDA ($’000)[1]	39,528	38,646	78,174

Net earnings (loss) ($’000)	8,258	(5,401)	2,857
Adjusted earnings ($‘000)[1]	14,837	11,176	26,013

Earnings (loss) per share – basic ($)	0.06	(0.04)	0.02
Adjusted earnings per share – basic ($)[1]	0.11	0.08	0.19

Balance sheet, as at ($000s)		June 30, 2023	December 31, 2022

Cash and cash equivalents		214,344	299,461
Total assets		1,235,023	1,242,120
Total debt[2]
Senior Notes		300,000	300,000
Gold Notes		62,312	66,006
Convertible Debentures		13,593	13,300
Shareholders’ equity		570,679	501,375
1.

Refer to the Non-IFRS Measures section for a full reconciliation on cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted earnings and additions to mining interests. Comparative cash cost and AISC values have been adjusted from amounts disclosed prior to Q3 2022 following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

2.	The face value of long-term debt as at June 30, 2023 is as disclosed in Note 10 to the Interim Financial Statements.

Gold sold totalled 54,228 ounces in Q2 2023, representing an increase of 10% over Q1 2023 as a result of increased production. Gold revenue for Q2 increased by 16% over Q1 2023 to $106.2 million, driven by the increase in gold ounces sold and a 5% increase in the average realized price of gold to $1,959.

Cash costs per ounce sold increased by 11% in Q2 2023 against Q1 2023, reflecting the strengthening of the Colombian Peso (COP) against the US dollar during the quarter, which appreciated by 9% over the same period, which resulted in higher US dollar equivalent costs for locally sourced COP-denominated cost inputs.

In H1 2023, the Company continued to ramp up lead and zinc concentrate shipments from the Segovia Operations polymetallic plant, contributing $5.7 million in revenue. Income from mining operations increased by 5% in Q2 2023 over Q1 2023 to $34.9 million, with total income from mining operations for H1 2023 reaching $68 million.

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Net cash provided by operating activities of $9.3 million in Q2 2023 reflects a decrease of $10.4 million from Q1 2023, driven largely by annual tax payments of $52.9 million made by the Segovia Operations. Following the payment, the Segovia Operations has a $10.6 million income tax receivable which will be applied to 2023 income tax liabilities.

EBITDA for Q2 2023 improved by 44% over Q1 2023 to $30.5 million, bringing the total EBITDA for H1 2023 to $51.6 million. Adjusted EBITDA for Q2 2023 improved by 2% over Q1 2023 to $39.5 million, with adjusted EBITDA for H1 2023 totalling $78.2 million.

Project Updates

Marmato Lower Mine

●	On July 12, 2023, the Company received approval from Corpocaldas of the PMA which permits the development of the Marmato Lower Mine.
●	Construction of the new underground mine will provide access to the wider porphyry mineralization below the current Upper Mine, which allows for mechanical bulk mining methods in the Lower Mine.
●	Highlights of current construction activity include:
◾	all the land required for construction has been secured;
◾	initial environmental monitoring systems have been installed;
◾	tender bids for key long lead procurement items are in the market with orders to be placed in Q3 2023;
◾

construction of the access road to the new process plant and mine portal and declines is expected to commence at the end of September 2023, followed by construction of the process plant, mine and non-process infrastructure;

◾	the new 4,000 tpd mill and processing facility is on schedule for mechanical completion by the end of Q3 2025; and
◾	Ausenco has been appointed EPCM contractor for the processing plant.

Soto Norte

●

Aris Mining is leading a new approach to engagement with government, local communities, artisanal and small-scale miners in the project area, and the Agencia Nacional de Minería (ANM) and introduced additional scope in communications strategies to expand awareness and understanding of the Soto Norte Project.

●

The Soto Norte Project team continues with environmental and technical studies to support a new Environment and Social Impact Assessment (ESIA) application, scheduled to be submitted to ANLA during H2 2023.

●

Calimineros, the artisanal and small-miner group at Soto Norte, are finalizing pre-operative activities and expect to start operations in Q1 2024. The Company plans to process the material mined by Calimineros at the Segovia Operations’ Maria Dama processing plant.

●

Delimitation of the Páramo de Santurbán, a protected area of the Andes mountains, was completed in June 2023 and supported by the four municipalities related to the Soto Norte Project. The agreed delimitation, as mandated in 2017 by the Colombian Constitutional Court, was completed, in alignment with local, regional, and national government, as well as local communities. The Company expects the Colombian Ministry of Environment to issue its final resolution of the delimitation in H2 2023.

Toroparu

●

Following completion of the Aris Mining Transaction (as defined herein), management commenced a re-evaluation process for the Toroparu Project and reduced previously planned expenditures until the evaluation is complete and the development plan is fully defined.

●	During H1 2023, the Company incurred expenditures totalling $9.3 million related to the Toroparu Project, which compares to $60.4 million during FY 2022.
●

During H1 2023, the Company also announced the results of the updated mineral resource estimate effective February 10, 2023, based on a new detailed structural analysis and updated geological model, confirming that Toroparu is a large-scale gold-copper deposit with an updated measured and indicated mineral resource estimate of 5.4 million ounces of gold and 118 thousand tonnes of copper, and an inferred mineral resource estimate of 1.2 million ounces of gold[1].

●	Aris Mining management is progressing additional studies to update, fully-define and optimize the development plan.

[1]	See section entitled Qualified Person and Technical Information for full details.

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Outlook

Aris Mining has established a strong group of high-quality mining assets that combines free cash flow generation from current operations, attractive large-scale development projects with long mine lives and growth potential from exploration upside. At the Marmato Lower Mine, tender bids for key long lead procurement items are currently in the market with orders to be placed in Q3 2023, and following the approval from Corpocaldas of the Lower Mine PMA, the construction of the access road to the mine portal and declines is expected to commence by the end of September 2023.

Construction of the new underground mine at Marmato will provide access to the wider porphyry mineralization below the current Upper Mine, which allows for bulk mining methods in the Lower Mine. The construction plan is expected to allow the existing Upper Mine to continue producing in the range of 20,000 to 30,000 ounces per year, aligned with the 25,216 ounces produced in 2022 and updated 2023 production estimates. The Upper and Lower Mines have a measured and indicated mineral resource of 6.0 million ounces of gold, which includes a proven and probable mineral reserve of 3.2 million ounces. The expanded Marmato Mine is expected to deliver average production of 162,000 ounces per year over a nearly 20-year mine life from the mineral reserves.

During H1 2023, the Segovia Operations produced 94,395 ounces of gold at an AISC of $1,108 per ounce. During H2 2023, gold production from the owner operated mines is expected to increase between 8% and 25% compared to H1 2023, as a result of processing rates increasing to a scheduled average of 2,100 tonnes per day in H2 2023. In addition, a modest increase in mill-feed purchased from partner-operated mining is expected such that the Segovia Operations achieves production in the range of 195,000 to 210,000 ounces – marginally lower than the initial 2023 production guidance of 200,000 to 230,000 ounces. The table below summarizes the H2 2023 and full-year 2023 outlook for the Segovia Operations:

	H1	H2 Outlook			FY 2023 Outlook

Segovia Operations: Mid-year Outlook	Actual	Low	-	High	Low	-	High

Attributable production: Owner-operated mining (ounces)[1]	52,732	57,000	-	66,000	111,000	-	118,000

AISC/oz	$ 1,007	$ 950	-	$ 1,050	$1,000	-	$ 1,050

Attributable production: Partner-operated mining (ounces)[2]	41,663	43,000	-	51,000	84,000	-	92,000

AISC/oz	$ 1,236	$ 1,200	-	$ 1,300	$1,250	-	$ 1,300

Total Segovia Operations	94,395	100,000	-	115,000	195,000	-	210,000

AISC/oz, combined mining operations	$ 1,108	$ 1,145	-	$ 1,245	$ 1,125	-	$ 1,175
1.	Includes Company-operated areas within the mines, utilizing owner-managed labour.
2.

Comprises contractor-operated and other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the mill feed mined to the Company’s Maria Dama plant for processing.

On a consolidated basis, Aris Mining expects to produce between 220,000 and 240,000 ounces during 2023, which compares to previous guidance range between 230,000 to 270,000 ounces.

Due to the expectation of increased mill-feed purchased from partner-operated mining operations (with relatively high AISC as the purchase price is calculated based on contained gold grades and prevailing spot gold prices), the overall outlook for Segovia Operations’ AISC has been revised to between $1,125 and $1,175 per ounce, which compares to original 2023 guidance of $950 to $1,050 per ounce, which was originally forecast with a gold price assumption of $1,700 per ounce.

While Aris Mining continues to seek growth opportunities via business combinations and the acquisition of producing mines or advanced development-stage projects, the Company’s key objectives for 2023 include:

●

implement targeted exploration programs at both Segovia and Marmato that prioritize expansion of mineral resources and their conversion to mineral reserves with planned exploration expenditures of $19 million in 2023;

●	advance the Soto Norte Project environmental licensing process with the submission of a new environmental assessment study to ANLA, with completion of the licensing process to occur in early 2025; and
●	Progress additional studies to update, fully define and optimize the Toroparu development plan.

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Operations Review

Segovia Operations

The Segovia Operations generated $83.2 million in positive free cash flow before taxes and expansion capital for the first six months of 2023, with Q2 2023 reflecting an increase of 108% over Q1 2023 driven by increased gold sales and positive working capital movements.

	Three months ended,			Six months ended,

Operating Information	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Tonnes of ore processed (t)	154,105	149,965	147,580	304,069	290,399
Average gold grade processed (g/t)	10.13	10.11	12.42	10.12	12.25
Recoveries (%)	95.4%	95.4%	90.0%	95.4%	90.0%
Gold produced (ounces)	47,882	46,513	53,077	94,395	102,941
Gold sold (ounces)	48,381	44,908	53,884	93,289	107,529

Gold revenue	$95,186	$83,943	$100,151	$179,128	$199,934

Mining costs	33,620	29,720	35,820	63,340	67,221
Processing costs	5,707	4,403	5,086	10,110	9,440
Administration and security costs	6,771	5,685	5,001	12,456	10,528
Inventory movement and other costs	1,444	1,615	1,005	3,059	3,446
By-product and concentrate revenue	(2,755)	(4,877)	(1,220)	(7,632)	(2,759)

Total cash costs[1]	44,787	36,546	45,692	81,333	87,877

Cash cost per ounce sold[1]	926	814	848	872	817

Royalties	3,488	2,660	3,279	6,148	6,508
Social contributions	2,419	2,404	2,863	4,823	5,963
Sustaining capital expenditures	3,038	7,988	11,726	11,025	20,735
All-in sustaining costs[1]	53,731	49,598	63,560	103,329	121,082
All-in sustaining cost per ounce sold[1]	1,111	1,104	1,180	1,108	1,126

AISC Margin	41,454	34,345	36,591	75,800	78,852

Working capital movements and other expenses	16,115	(5,220)	22,477	10,895	13,900
Foreign exchange movement	(1,378)	(2,161)	(3,811)	(3,539)	(1,905)
Free cash flow before tax and expansion capital	$56,191	$26,965	$55,257	$83,156	$90,847

Taxes paid	(52,916)	-	(35,131)	(52,916)	(45,251)
Non-sustaining capital expenditures	(7,639)	(2,641)	(3,169)	(10,280)	(8,168)
Free cash flow after tax and expansion capital	$(4,364)	$24,324	$16,957	$19,960	$37,428
1.

Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Gold production at the Segovia Operations of 47,882 ounces for Q2 2023 reflected an increase of 3% over Q1 2023, bringing the total production for H1 2023 to 94,395 ounces. This increase is driven by an increase in throughput to the Maria Dama plant following completion of repairs in April, as well as increased ore availability as the nation-wide explosives and detonator availability improved following the shortages experienced in the first three months of 2023. The frequency and size of explosives deliveries improved progressively throughout Q2 2023, allowing blasting to occur on more regular intervals which allowed management to focus on increasing stope availability.

Cash costs per ounce sold1 in Q2 2023 increased to $926 over the same period in 2022, and increased to $872 per ounce sold for H1 2023. Total attributable cash costs decreased by 2% for Q2 2023 when compared to Q2 2022, further decreasing the total attributable cash costs by 7% for H1 2023 when compared to H1 2022. The decrease in cash costs was driven in part by an increase in by-product and concentrate revenue credits to $7.6 million in H1 2023 over $2.8 million in H1 2022, as zinc and lead concentrate shipments ramped up from the polymetallic plant commissioned in Q4 of 2022. By-product and concentrate credits included in total cash costs for Q2 2023 increased to $2.7 million over $1.2 million in Q2 2022.

AISC1 per ounce sold decreased to $1,108 for Q2 2023 over Q2 2022, driven by a 15% decrease in total AISC as a result of prudent sustaining capital expenditures, which decreased by 74% period over period, and partially offset by lower gold ounces sold. Total AISC for H1 2023 decreased by 15% over H1 2022, and after taking into account the impact of

[1]

Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022 lower gold sales period over period, resulted in a decrease in AISC per ounce sold to $1,108 per ounce for H1 2023 when compared to H1 2022.

Sustaining capital expenditures of $9.7 million at the Segovia Operations for H1 2023 included:

●	$1.2 million for ongoing exploration and mine geology campaigns at the four operating mines;
●	$5.7 million for ongoing mine development; and
●	$2.6 million for underground equipment, infrastructure improvements and tailings storage expansion.

Non-sustaining capital expenditures of $10.3 million at the Segovia Operations for H1 2023 included $7.6 million related to drilling completed under the exploration program, $1.8 million related to non-sustaining mine development and equipment, and $0.8 million for the new Enterprise Resource Planning System (ERP). The new ERP, which is designed to provide improved performance management and cost control for the Segovia Operations, successfully launched at the beginning of July 2023.

As it relates to cashflow generation, an annual income tax payment of $52.9 million was made by the Segovia Operations during Q2, pursuant to the Colombian tax regime. The payment relates to the 2022 tax liability, as well as an installment payment in respect of 2023 income taxes. Positive working capital movements in Q2 2023 were a result of $24.9 million in value added tax (VAT) refunds received relating to 2022, with the VAT refunds remaining expected to be received in Q3 2023.

The price of ore purchased from the contractor and the artisanal and small-scale miner segments of the Segovia Operations (collectively “partner-operated mining”) is contractually determined using the grade of the material and the market price of gold at the time of purchase. Over a period of time, the price of this purchased ore will fluctuate in line with movements in the market price of gold – allowing for consistent margins from the partner-operated mining segment. This pricing mechanism also creates a natural hedge to currency fluctuations and further allows these groups to be active participants to changes in the market price of gold. As a consequence of these fluctuations in the gold price, the Company is not able to control the input costs associated with the ore purchased from partner-operated mining to the same degree as the ore sourced by owner-operated mining, where it has control over all aspects of the mining operations and the associated input costs. As a result, the full cost of production associated with the ore purchased from partner-operated mining is generally higher than the ore sourced from owner-operated mines at the current gold prices. The table below reconciles the cash cost per ounce sold and the AISC per ounce sold for ore sourced from owner-operated mines and other partner-operated mines to the totals for the consolidated Segovia Operations:

	Three months ended June 30, 2023			Three months ended Mar 31, 2023			Six months ended June 30, 2023

	Owner Operated mining[1]	Partner Operated mining[2]	Total Segovia	Owner Operated mining[1]	Partner Operated mining[2]	Total Segovia	Owner Operated mining[1]	Partner Operated mining[2]	Total Segovia
Attributable gold sold (ounces)	27,168	21,213	48,381	24,952	19,956	44,908	52,120	41,169	93,289

Total cash costs ($‘000)[3]	19,105	25,681	44,787	16,699	19,846	36,546	35,805	45,528	81,333
Cash cost per ounce sold ($/ounce)[3]	$703	$ 1,211	$ 926	$669	$995	$ 814	$687	$ 1,106	$ 872

All-in sustaining costs ($‘000)[3]	25,317	28,414	53,731	27,144	22,453	49,598	52,462	50,867	103,329
AISC cost per ounce sold ($/ounce)[3]	$932	$ 1,339	$ 1,111	$ 1,088	$ 1,125	$ 1,104	$ 1,007	$ 1,236	$ 1,108
1.	Includes Company-operated areas within the mines, utilizing owner-managed labour.
2.

Comprises contractor-operated and other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the mill feed mined to the Company’s Maria Dama plant for processing.

3.

Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Marmato Lower Mine Project

On July 12, 2023, the Company announced that it has received approval from Corpocaldas of the PMA which permits the development of the Marmato Lower Mine.

Construction of the new underground mine will provide access to the wider porphyry mineralization below the current Upper Mine, which allows for mechanical bulk mining methods in the Lower Mine.

The Upper and Lower Mine have a measured and indicated mineral resource of 6.0 million ounces (Moz) of gold, which includes proven and probable mineral reserves of 3.2 Moz of gold1.

Construction highlights include:

●

the total project cost estimate remains at $280 million, including the $17 million spent since the 2022 Pre-Feasibility Study[2] on pre-construction activities related to mine development, camp access and road design, Engineering, Procurement, Construction Management (EPCM) services, and land acquisition;

●

all the land required for construction has been secured and construction of the access road to the new process plant and mine portal and declines is expected to commence at the end of September 2023, followed by construction of the process plant, mine and non-process infrastructure;

●

Ausenco has been appointed EPCM contractor for the process plant and tender bids for key long lead procurement items such as mills, crushers, feeders, thickeners, oxygen plant, gold room, and filters are currently in the market, with orders to be placed in Q3 2023;

●	the new 4,000 tpd mill and processing facility is on schedule for mechanical completion by the end of Q3 2025;
●

in addition to the site infrastructure, a 32-kilometre 115 kV transmission line will be built on a ‘buy build operate’ basis to provide power to the Lower Mine, related processing facilities and infrastructure; and

●	environmental and social safeguards and monitoring systems have been placed during June and July 2023, in alignment with the PMA and the Company’s sustainability policy.

During the three months ended June 30, 2023, Lower Mine expenditures included $3.1 million for mine infrastructure, land acquisitions and environmental studies and $2.3 million for engineering and design studies and other project-related costs.

Marmato Upper Mine

On April 20, 2023, the Company entered an agreement to form a new partnership with approximately 260 artisanal and small-scale miners to deliver high-grade material from Level 16 of the currently operating Marmato Upper Mine.

●

Artisanal and small-scale miners commenced operations on Level 16 in early May 2023, with initial mined ore of 545 tonnes, with an average gold grade of 7.44 g/t held in stockpile at the end of June 2023.

●

During the month of July 2023, the processing plant commenced batch processing of the stockpiled ore. The installation of a dedicated crusher at surface to process this higher-grade ore is underway, which is expected to assist in ramping up production from the artisanal and small-scale miners commencing in Q3 of 2023.

●

The inclusion of the highly productive workforce is expected to enhance the overall performance of the Upper Mine while expanding our commitment for building responsible and profitable partnerships with artisanal and small-scale miners in Colombia.

●

The agreement represents the first step in rolling out a Small-Scale Miners Program at Marmato, based on the highly successful model developed at the Segovia Operations, with support from the local, regional and national governments.

The Company acquired control of Aris Gold, the former owner of the Marmato Mine, following the closing of the Aris Mining Transaction on September 26, 2022. As a result, the comparative information presented below for Q2 and H1

[1]	See section Mineral Resources and Mineral Reserves for the full breakdown of mineral resources and mineral reserves.
[2]	See section entitled Qualified Person and Technical Information for the reference to the Technical Report.

Page | 8

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

2022 are from the condensed consolidated interim financial statements and accompanying notes thereto of Aris Mining Holdings Corp. (formerly Aris Gold Corporation), a wholly-owned subsidiary of Aris Mining Corporation, for the three and six months ended June 30, 2022 and 2021 (the Aris Holdings Interim Financial Statements).

	Three months ended,			Six months ended,

Operating Information[1]	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Tonnes of ore processed (t)	62,505	50,999	81,484	113,504	162,429

Average gold grade processed (g/t)	3.33	2.93	3.11	3.16	3.04

Gold recovery (%)	91.0%	89.7%	92.3%	90.4%	93.1%

Gold produced (ounces)	6,121	4,390	7,411	10,511	14,830

Gold sold (ounces)	5,847	4,250	7,699	10,097	15,397

Cash costs ($ per oz sold)[2]	1,790	2,068	1,287	1,907	1,257

AISC ($ per oz sold)[2]	2,258	2,370	1,537	2,305	1,487
1.

The Marmato Mine information included for the three and six months ending June 30, 2022 comprises operating results while the mine was under the control of Aris Gold. The Marmato Mine information included for the three months ending March 31, 2023, and the three and six months ending June 30, 2023 comprises operating results while under the control of Aris Mining, following the closing of the Aris Mining Transaction on September 26, 2022.

2.

Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Gold production for Q2 2023 increased by 39% over Q1 2023, with ore throughput increasing by 23% as nation-wide explosives and detonator availability improved following the shortages experienced in the first three months of 2023. Gold production decreased by 17% compared to the same period in 2022 to 6,121 ounces, driven by 23% fewer tonnes processed for the quarter as the operations continued to be impacted by the aforementioned national explosives shortage in Colombia, which manifested in Q1 of 2023. The effect of fewer tonnes processed was marginally offset by a 7% increase in grade for Q2 2023, compared against Q2 2022. Gold production for H1 2023 decreased by 29% compared to the same period in 2022 to 10,511 ounces, driven by 30% lower tonnes processed and a 3% reduction in gold recovery for the period and offset by a 7% increase in grade for H1 2023, compared against H1 2022.

Aligned with the increase in gold sold for Q2 2023, cash cost per ounce decreased by 13% over Q1 2023. As a result of the lower throughput and overall lower production in Q2 2023 versus Q2 2022, cash costs per ounce sold increased by 39% to $1,790 over the same period in 2022 (Q2 2022: $1,287 per ounce sold). Similarly, cash cost per ounce sold for H1 2023 increased by 52% to $1,907 over the same period in H1 2022 (H1 2022: $1,257 per ounce sold).

Compared to Q1 2023, AISC decreased by 5% for Q2 2023 driven by the improved production and increase in gold sold. Sustaining capital additions were $1.4 million for Q2 2023, compared against $0.3 million for Q2 2022. For H1 2023, sustaining capital additions were $1.9 million, compared to $0.7 million for H1 2022. The lower ounces sold, combined with flat total cash costs, and an increase in sustaining capital spend over the same periods in 2022, resulted in a 47% and 55% increase in AISC, respectively, for Q2 2023 and H1 2023 when compared to the same periods in 2022. AISC for Q2 2023 was $2,258 per ounce sold (Q2 2022: $1,537 per ounce sold), while AISC for H1 2023 was $2,305 per ounce sold (H1 2022: $1,487 per ounce sold).

Soto Norte

The Company holds a 20% interest in, and is the operator of, the Soto Norte Project in Colombia, with the option to acquire a further 30% interest. A Feasibility Study1 on the Soto Norte Project estimates a steady-state production rate of 450,000 ounces of gold per year at life-of-mine AISC of $471 per ounce of gold. In response to the detailed technical feedback provided by ANLA to the former operators in 2021, Aris Mining is leading the drafting and submission of a new ESIA. During the three-months ended June 30, 2023, drafting of the new ESIA continued to advance. Delimitation of the Paramo was completed in June 2023 and supported by the four municipalities surrounding the Soto Norte Project. The agreed delimitation, as mandated in 2017 by the Colombian Constitutional Court, was completed, in alignment with local, regional, and national government, as well as local communities. The Company expects the Colombian Ministry of Environment to issue its final resolution of the delimitation in H2 2023.

As operator, Aris Mining’s team is contributing its knowledge and experience and ensuring a respectful consultation process with the local stakeholders. Aris Mining is also evaluating opportunities to support rolling out a Small-Scale Miners Program at Soto Norte, based on the highly successful model developed at the Segovia Operations. The Company

[1]	See section entitled Qualified Person and Technical Information for reference to the Soto Norte Technical Report.

Page | 9

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022 also expects to have its flagship partner-operated mining program in Soto Norte, with the Calimineros group, to start operations in Q1 2024. While the Soto Norte project progresses toward construction, the Company plans to process the material mined by Calimineros at the Segovia Operations’ Maria Dama processing plant.

Soto Norte will be a significant project for the local and regional communities, providing employment and skills training for up to 1,800 construction contractors and up to 940 full time operations employees, and a strategy to procure goods and services from the regional community.

Summary of Financial Performance

	Three months ended June 30,		Six months ended June 30,

($’000)	2023	2022	2023	2022

Revenue	$109,315	$101,371	$206,222	$202,693

Cost of sales	(62,947)	(50,191)	(116,652)	(97,144)
Depreciation and depletion	(8,825)	(8,965)	(16,471)	(17,201)
Social contributions	(2,666)	(2,863)	(5,070)	(5,963)

Income from mining operations	34,877	39,352	68,029	82,385

General and administrative costs	(4,140)	(2,662)	(6,375)	(8,802)
Revaluation of Investments	(10,023)	-	(10,023)	-
Income (loss) from equity accounting in investees	(1,427)	(1,095)	(4,668)	(2,127)
Share-based compensation	(459)	1,148	(1,606)	(60)
Other expenses	(34)	-	49	-

Income from operations	18,794	36,743	45,406	71,396
(Loss) gain on financial instruments	10,114	25,230	(696)	17,914
Finance income	2,358	1,572	4,531	2,079
Interest and accretion	(6,746)	(6,539)	(15,627)	(12,938)
Foreign exchange gain (loss)	(7,237)	1,094	(9,580)	439

Earnings before income tax	17,283	58,100	24,034	78,890

Income tax (expense) recovery
Current	(10,553)	(19,734)	(23,136)	(35,978)
Deferred	1,528	599	1,959	1,291

Net earnings	8,258	38,965	2,857	44,203
(Loss) earnings per share – basic	$0.06	$0.40	$0.02	$0.45
(Loss) earnings per share – diluted	$0.01	$0.15	$0.01	$0.24

Revenue increased by 8% and 2% for the three and six months ended June 30, 2023, respectively, over the same periods in 2022. Q2 2023 and H1 2023 benefited from concentrate sales of $1.8 million and $5.7 million, respectively, as shipments of lead and zinc concentrate commenced from the Segovia Operations’ polymetallic plant in Q4 2022. When compared to Q2 2022, gold ounces sold in Q2 2023 were steady and revenue improved due to a 5% increase in the averaged realized price of gold to $1,959/oz (Q2 2022: $1,859/oz).

The cost of sales for Q2 and H1 2023 increased by 25% and 20% respectively over the same periods in 2022. The increase is largely attributable to the inclusion of the higher-cost Marmato Upper Mine operating results for Q1 and H1 of 2023, following the close of the Aris Mining Transaction on September 26, 2022. Costs were also impacted by inflation in Colombia, which reached 12.13% at the end of June 2023 while the US dollar remained flat against the Colombian Peso period over period of USD1:COP4,127 on June 30, 2022 to USD1:COP4,191 on June 30, 2023.

During H1 2023, Denarius completed two equity offerings which resulted in the Company holding a reduced ownership percentage in Denarius. The Company concluded that it no longer had significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from April 4, 2023, being the date of the completion of Denarius’ most recent private placement, and began carrying the investment at fair value through profit or loss. The Company recorded a loss on discontinuation of the equity method of $10.0 million (Q2 and H1 2022: $nil) and reclassified the fair value of the Denarius investment of $3.4 million to other financial assets. The loss was calculated as the difference between the fair value of Aris Mining’s retained interest and the carrying amount of the investment in Denarius at the date the equity method was discontinued, including a $1.9 million loss previously recognized in other comprehensive income that was reclassified to profit and loss on discontinuation of the equity method.

Page | 10

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

The Company has a number of financial instruments which incur changes in fair value from quarter to quarter and are recognized at fair value through profit and loss. In Q2 2023, the Company recorded a net gain on financial instruments of $10.1 million compared with a net gain on financial instruments of $25.2 million in the same period in 2022. For H1 2023, the Company recorded a net loss on financial instruments of $0.7 million compared with a net gain on financial instruments of $17.9 million in the same period in 2022.

The major components of the gain/(loss) on financial instruments in the current and prior periods presented are outlined below:

	Three months ended June 30,		Six months ended June 30,

USD’000	2023	2023	2023	2022

Financial Assets

Aris Gold warrants held by the Company	-	22	-	(1,846)

Other financial assets	755	(4,487)	757	(5,488)
	755	(4,465)	757	(7,334)

Financial Liabilities

Gold Notes	(1,398)	-	(4,112)	-

Convertible Debentures	1,138	5,492	(577)	4,811

Warrant liabilities	9,142	24,203	2,866	20,437

Other financial liabilities	477	-	370	-
	9,359	29,695	(1,453)	25,248
Total gain/(loss)	10,114	25,230	(696)	17,914

Interest and accretion charges for Q1 2023 related primarily to interest expenses for the Senior Notes (as defined herein), the note payable due to Mubadala, fees associated with financings and accretion of provisions. Interest and accretion charges increased to $6.7 million in Q2 2023, over the $6.5 million recorded in Q2 2022. As for H1 2023, interest and accretion charges increased to $15.6 million, compared to the $12.9 million recorded in H1 2022 as a result of interest related to the Mubadala loan.

Summary of Quarterly Results

	For the three months ended

Quarterly results	June 30, 2023	March 31, 2023	Dec 31, 2022	Sep 30, 2022

Revenue ($000s)	109,315	96,907	103,361	93,909

Gold sold (ounces)	54,228	49,158	59,157	53,411

AISC ($ per oz sold) [1]	1,234	1,214	1,108	1,155

Earnings from mine operations ($000s)	34,877	33,152	37,744	39,826

Net earnings (loss) ($000s)	8,258	(5,401)	4,769	(48,350)

Earnings (loss) per share – basic ($)	0.06	(0.04)	0.05	(0.48)

Earnings (loss) per share – diluted ($)	0.01	(0.04)	0.00	(0.48)

	For the three months ended

Quarterly results	June 30, 2022	March 31, 2022	Dec 31, 2021	Sep 30, 2021

Revenue ($000s)	101,371	101,322	93,623	90,716

Gold sold (ounces)	53,884	53,645	51,716	50,171

AISC ($ per oz sold) [1]	1,180	1,072	1,211	1,161

Earnings from mine operations ($000s)	39,352	43,033	36,220	35,061

Net earnings (loss) ($000s)	38,965	5,238	6,606	25,258

Earnings (loss) per share – basic ($)	0.40	0.05	0.07	0.26

Earnings (loss) per share – diluted ($)	0.21	0.05	0.07	0.20
1.

Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Over the trailing eight quarters of results, earnings from mine operations have consistently remained in the $33 million to $43 million range, driven by consistent gold sales of between 49,000 and 59,000 ounces per quarter. Net earnings (loss) and earnings (loss) per share fluctuated throughout the last eight quarters, and were significantly impacted by the revaluation of financial instruments between periods, acquisition and restructuring costs, and gains and losses from fair value charges to investments related to acquisitions and divestments.

Page | 11

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Summary of Financial Condition

	Balance as of

($000s)	June 30, 2023	December 31, 2022

ASSETS

Current

Cash and cash equivalents	$214,344	$299,461

Gold bullion	956	907

Accounts receivable	38,206	48,526

Inventories	33,321	26,633

Prepaid expenses and deposits	4,644	2,674

	291,471	378,201

Non-current

Cash in trust	1,322	1,110

Mining interests, plant and equipment	836,613	749,146

Investment in Associates	101,257	113,527

Other financial assets	4,249	-

Other non-current assets	111	136
Total assets	$1,235,023	$1,242,120

LIABILITIES AND EQUITY

Current liabilities

Accounts payable and accrued liabilities	$41,449	$47,282

Income tax payable	-	25,765

Note payable	-	51,504

Current portion of long-term debt	32,865	15,524

Current portion of warrant liabilities	7,411	-

Current portion of deferred revenue	3,268	1,606

Current portion of provisions	1,247	1,153

Current portion of lease obligation	1,708	2,416

	87,948	145,250

Non-current

Long-term debt	342,569	362,909

Warrant liabilities	5,046	16,314

Non-current portion of deferred revenue	143,508	143,052

Provisions	26,700	20,963

Deferred income taxes	54,766	48,255

Lease obligation	3,027	3,710

Other non-current liabilities	780	292
Total liabilities	664,344	740,745
Total liabilities and shareholders’ equity	$1,235,023	$1,242,120

Liquidity and capital resources

Aris Mining’s objective when managing liquidity and capital resources is to safeguard the Company’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support the development of the Marmato Lower Mine, Toroparu and Soto Norte Projects, and pursue accretive acquisition opportunities. Aris Mining intends to finance any potential acquisitions and growth with a prudent combination of debt and equity.

Aris Mining had a working capital surplus of $203.5 million (being current assets less current liabilities) at June 30, 2023 (December 31, 2022: $233.0 million) and sufficient cash and cash equivalents to fund its current operating and administration costs.

Aris Mining currently generates sufficient cash flow from operations at the Segovia Operations and the Marmato Upper Mine to sustain ongoing operations. The Company is, however, in a growth phase as the Lower Mine project ramps up, various optimization and exploration activities continue at the Segovia Operations, studies and development plan definition continue at Toroparu and investments in the Soto Norte Project continue. The Company expects this phase of growth to continue and should further funding be required, an appropriate mix of debt and equity would be considered.

Page | 12

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Quarterly Cashflow Generated

The cash generated by the Company for the three and six months ended June 30, 2023 and 2022 is summarized in the table below:

	Three months ended June 30,		Six months ended June 30,

($000s)	2023	2022	2023	2022
Gold Revenue	$106,239	$100,151	$198,102	$199,934

Total cash cost[1]	(55,255)	(45,692)	(100,584)	(87,877)

Royalties[1]	(4,615)	(3,279)	(8,025)	(6,508)

Social contributions[1]	(2,666)	(2,863)	(5,070)	(5,963)

Sustaining capital[1]	(4,400)	(11,726)	(12,922)	(20,735)
All in sustaining cost (AISC) [1]	(66,936)	(63,560)	(126,601)	(121,083)

AISC Margin	39,303	36,591	71,501	78,851

Taxes paid[2]	(52,433)	(21,952)	(52,433)	(36,363)

General and administration expense[2]	(4,140)	(2,662)	(6,375)	(8,802)

Change in receivables related to timing of metal sales[2]	21,863	19,477	14,885	14,535

Change in working capital and other	(1,626)	(9,117)	(14,973)	(7,659)

Impact of foreign exchange losses on cash balances[2]	2,701	(3,838)	2,771	(1,922)
Free cash flow from operations	5,668	18,499	15,376	38,640

Toroparu non-sustaining capital[1]	(4,625)	(24,228)	(9,315)	(30,964)

Segovia non-sustaining capital[1]	(7,639)	(3,169)	(10,280)	(8,168)

Marmato Upper Mine non-sustaining capital[1]	(645)	-	(1,326)	-

Marmato Lower Mine non-sustaining capital[1]	(6,126)	-	(10,007)	-
Free cash flow from operations after expansion capital	(13,367)	(8,898)	(15,552)	(492)

Dividends paid and share buy backs[2]	-	(4,611)	-	(10,046)

Proceeds from warrant/option exercises[2]	1,577	579	1,995	976

Settlement of Soto Norte deferred payment[2]	-	-	(50,000)	-

Purchase of Aris Debenture[2]	-	(35,000)	-	(35,000)

Repayment of Gold Notes[2]	(1,847)	-	(3,694)	-

Interest and financing costs[2]	(199)	(324)	(14,434)	(10,877)
Free cash flow after expansion capital and financing costs	(13,836)	(48,254)	(81,685)	(55,439)

Contributions to investment in associates[2]	(1,170)	(1,309)	(3,432)	(2,625)
Net change in cash[2]	(15,006)	(49,563)	(85,117)	(58,064)

Opening balance at beginning of period[2]	229,350	315,064	299,461	323,565
Closing balance at end of quarter[2]	214,344	265,501	214,344	265,501
1.

 Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site. Comparative cash cost and AISC values have been  adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

2.	As presented in the Interim Financial Statements and notes for the respective periods.

Working capital requirements of the Company are met through the cash flow generated by ongoing operations, with the surplus cash flow reinvested into expansionary capital projects. Following the Aris Mining Transaction, the Company discontinued its dividend and share buy back policies with a preference for using cash flow to fund the Company’s growth. Key components of Aris Mining’s operating working capital at June 30, 2023 include:

●	Cash and cash equivalents of $214.3 million, representing a 28% decrease from the $299.5 million at the end of 2022.
●

The Note payable due to MDC Industry Holding Company LLC (Mubadala) relating to the deferred consideration for the 20% interest acquired in the Soto Norte Project, which amounted to $51.5 million (inclusive of accrued interest) at December 31, 2022, was settled during the first quarter of 2023 and is no longer included as a liability of the Company.

●

Current portion of long-term debt of $32.9 million, reflects an increase of $17.4 million from the $15.5 million of long-term debt at the end of 2022. This increase is driven primarily by the reclassification of the $13.6 million in Convertible Debentures (as defined herein), which mature on April 2024, from a non-current to a current liability during the second quarter of 2023. The remaining increase reflects principal and interest repayments on the $300 million Senior Notes and Gold Notes.

●

Income tax payable of $nil, representing a decrease of $25.8 million at the end of 2022, mostly as a result of $52.9 million in annual income tax payments made by the Segovia Operations during Q2, pursuant to the Colombian tax regime. The payment related to the 2022 tax liability, as well as an installment payment in respect of 2023 income

Page | 13

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022 taxes. Following the payments, the Segovia Operations have a $10.6 million income tax receivable which will be applied to 2023 income tax liabilities.
●	Accounts receivable of $38.2 million, which decreased by 21% from $48.5 million at the end of 2022, and was impacted largely by:
o

the receipt of $24.9 million in Q2 2023 relating to VAT refunds due to the Segovia Operations for the 2022 tax year, which comprise 5 of the 6 bi-monthly submissions, with the remaining expected to be received in Q3 2023;

o

an additional $10.6 million income tax recoverable related to the Segovia Operations following the annual income tax payments made in Q2 2023 (discussed above), to be offset by 2023 income tax liabilities.

●

Inventories of $33.3 million, which increased from $26.6 million at the end of 2022, driven primarily by the strengthening of the Colombian Peso again the US Dollar, as well as the timing of production consumables delivered to the Marmato Mine in late June 2023.

●	Accounts payable and accrued liabilities of $41.4 million, which decreased from $47.3 million at the end of 2022 as a result of the settlement of payables in the ordinary course of business.
●

Other changes in working capital from normal operating activities included an increase in prepaid expenses and deposits of $1.9 million, an increase in the current portion of warrant liabilities of $7.4 million and an increase of $1.7 million in the current portion of deferred revenue.

The net decrease in cash at June 30, 2023 compared to December 31, 2022 was $85.1 million, and is attributable to the following components of the statement of cash flows during the period:

●	Aris Mining’s operating inflow before tax payments was $81.5 million (H1 2022: inflow of $102.1 million); the inflow was attributable to the positive income from mining operations.
●

Income taxes paid of $52.4 million (H1 2022: outflow of $46.4 million), in line with the timing of the annual income tax payments related to the Segovia Operations, as required by the Colombian tax authorities.

●

Investing activities resulted in net outflows of $99.0 million (H1 2022: outflows of $90.6 million), which were driven primarily by the settlement of the $50 million note payable due to Mubadala, $42.3 million for sustaining and non-sustaining capital expenditures (H1 2022: $55.5 million) and $3.4 million in contributions to investments in associates (H1 2022: $2.6 million).

●

Financing activities resulted in outflows of $17.9 million (H1 2022: outflows of $21.2 million), related primarily to the payment of $14.4 million in interest on the $300 million Senior Notes, note payable and convertible debenture. There were also repayments related to the Gold Notes of $3.7 million. In H1 2022, other financing related outflows comprised $3.1 million in share buy-backs and $7.0 million in dividends paid.

Contractual Obligations and Commitments

Aris Mining’s contractual obligations and commitments at June 30, 2023 were as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$ 41,449	$ -	$ -	$ -	$ 41,449

Reclamation and closure costs	649	5,454	2,541	15,746	24,390

Lease payments	894	2,414	496	1,166	4,970

Gold Notes	19,408	47,638	26,063	-	93,109

Senior Notes	20,625	41,250	301,982	-	363,857

Convertible Debentures	523	13,083	-	-	13,606

Other purchase and contractual commitments[1]	1,500	750	-	55,400	57,650
Total	$ 85,048	$ 110,589	$ 331,082	$ 72,312	$ 599,031
1.

Other purchase and contractual commitments include all contractual agreements to purchase goods or services that are enforceable and legally binding on the Company, including expenditures required to comply with current mining and exploration license requirements.

Aris Mining’s current silver and gold production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of the respective Wheaton Precious Metals International (WPMI) streaming agreements (see the Significant Financings section for details on each of the agreements).

Page | 14

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Liquidity risk

Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at June 30, 2023.

Contingencies

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable.

No such provisions for legal actions, proceedings or tax matters have been recorded by the Company.

Outstanding Share Data

As of August 9, 2023, Aris Mining had the following equity-based securities issued and outstanding:

Securities	TSX symbol	Number	Shares issuable	Exercise price per share	Expiry or maturity date

Common shares	ARIS	137,199,248

Stock options	Unlisted	26,815	26,815	C$3.40	May 12, 2026

	Unlisted	255,000	255,000	C$3.67	April 1, 2024

	Unlisted[1]	416,230	208,115	C$3.72	May 31, 2025

	Unlisted[1]	1,199,612	599,806	C$3.80	March 23, 2025

	Unlisted[1]	3,940,000	1,970,000	C$4.00	March 1, 2025

	Unlisted	1,592,903	1,592,903	C$4.03	January 12, 2026

	Unlisted	465,000	465,000	C$4.05	April 1, 2025

	Unlisted[1]	8,878	4,439	C$4.70	April 6, 2024

	Unlisted[1]	110,000	55,000	C$5.00	June 26, 2025

	Unlisted	92,500	92,500	C$5.45	January 26, 2027

	Unlisted	859,000	859,000	C$5.84	April 1, 2027

	Unlisted	754,000	754,000	C$6.04	April 1, 2026

	Unlisted[1]	1,016,380	508,190	C$6.20	February 12, 2024

	Unlisted	50,000	50,000	C$6.88	July 2, 2025

Aris Mining Warrants	ARIS.WT.B	9,501,355	9,501,355	C$2.21	April 30, 2024

	Unlisted	3,260,870	3,260,870	C$5.40	November 5, 2023

Gold X Warrants[2]	Unlisted[3]	1,070,749	743,956	C$1.90	June 12, 2024

	Unlisted[4]	3,214,125	2,233,174	C$4.03	August 27, 2024

Aris Gold Warrants[1]	ARIS.WT.A5	58,118,755	29,059,377[6]	C$5.50	July 29, 2025

	Unlisted[7]	3,300,000	1,650,000[6]	C$6.00	December 19, 2024

Convertible Debentures	Unlisted	C$18,000,000	3,789,473	C$4.75	April 5, 2024

1.

Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.5 Aris Mining share for each Aris Gold Warrant and option; this adjustment is derived from the Aris Mining Transaction See Acquisition of Aris Gold.

2.

Shares issuable and exercise price per share have been adjusted to reflect the Gold X Exchange Ratio of 0.6948 Aris Mining share for each Gold X Warrant; this adjustment is derived from GCM Mining’s acquisition of Gold X in 2021.

3.	The number of warrants outstanding are shown net of 2,000,000 warrants held by Aris Mining.
4.	The number of warrants outstanding are shown net of 625,000 warrants held by Aris Mining.
5.	The number of warrants outstanding are shown net of 18,444,445 warrants held by Aris Mining.
6.	Pursuant to the Aris Mining Transaction, Aris Gold Warrants are convertible into common shares of Aris Mining.
7.	The number of warrants outstanding are shown net of 7,500,000 warrants held by Aris Mining.

Page | 15

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Acquisition of Aris Gold

On September 26, 2022, the Company completed the acquisition of all of the issued and outstanding common shares of Aris Gold not already owned by the Company (the Aris Mining Transaction), with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (the Exchange Ratio). The Company issued 38,420,690 common shares to the former shareholders of Aris Gold (excluding the Company’s pre-existing holdings). Additionally, the Company adjusted the Aris Gold options, warrants, PSUs and DSUs with equivalent Aris Mining options, warrants, PSUs and DSUs with the number of such securities issuable and exercise prices adjusted by the 0.5 Exchange Ratio.

The acquisition date fair value of the consideration transferred consisted of the following:

Purchase Price:
Share consideration	$90,317
Option consideration	2,075
Listed and Unlisted Warrant consideration	8,813
PSU and DSU consideration	1,106
Fair-value of interest in Aris Gold immediately prior to acquisition
Share in Aris Gold	73,632
Listed and Unlisted Warrants in Aris Gold	3,511
Convertible Debenture	35,000
Aris Gold Notes	9,147
Total consideration	$223,601

Purchase price:
Cash and cash equivalents	$95,126
Cash in trust	400
Accounts receivable, prepaid expenses and other	10,356
Inventories	4,845
Mining interests, plant and equipment	255,857
Investment in Associate	101,685
Accounts payable and accrued liabilities	(15,502)
Long-term debt	(68,592)
Reclamation liability	(1,287)
Deferred revenue	(59,596)
Deferred consideration	(49,477)
Deferred tax liability	(49,840)
Other liabilities	(374)
Fair value of net assets acquired	$223,601

Page | 16

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Significant Financings

Senior notes

On August 9, 2021, the Company issued $300 million face value of senior unsecured notes (the Senior Notes) for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual instalments on February 9 and August 9 of each year.

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes. Prior to August 9, 2023, the Company may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes plus a “make-whole” premium, plus accrued and unpaid interest. In addition, prior to August 9, 2023, the Company may, on any one or more occasions, redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.875% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On and after August 9, 2023, the Company may redeem the Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%. At June 30, 2023 the liability associated with the Senior notes is $299.3 million.

Gold notes

As part of the Aris Mining Transaction, the gold notes that were issued by Aris Gold (the Gold Notes) are consolidated into Aris Mining. The Company recorded a liability of $67.9 million for the initial fair value of the Gold Notes using valuation pricing models at the closing date of the Aris Mining Transaction. Significant Level 2 inputs used in the valuation model include a credit spread, risk free rates, gold future prices and implied volatility of gold prices. At June 30, 2023 the liability associated with the Gold notes is $62.5 million.

Convertible debentures

As at June 30, 2023, a total of C$18.0 million in aggregate principal amount of convertible unsecured subordinated debentures (Convertible Debentures) were issued and outstanding. The Convertible Debentures mature on April 5, 2024 and bear interest of 8.00% per annum, payable monthly in cash in arrears. At June 30, 2023, the fair value of the Convertible Debentures was $13.6 million, determined using the binomial pricing model and Level 2 fair value inputs.

WPMI stream on Marmato Mine

As part of the Aris Mining Transaction, the Company acquired the deferred revenue associated with Aris precious metals purchase agreement (PMPA) with WPMI (Marmato Mine PMPA). Under the arrangement, WPMI will provide aggregate funding amount to $175 million, of which $53 million had been received prior to the Aris Mining Transaction, with the balance ($122 million) receivable during the construction and development of the Marmato Lower Mine.

Pursuant to the terms of the Marmato Mine PMPA, WPMI will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and will make payments upon delivery equal to 22% of the spot gold and silver prices thereafter.

The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato Mine PMPA, including a first ranking general security agreement over substantially all properties and assets

Page | 17

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022 of Aris Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Holdings.

The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the Marmato Mine PMPA.

WPMI stream on Toroparu Project

The Company is party to a PMPA with WPMI with respect to the Toroparu Project (Toroparu Project PMPA). Under the terms of the Toroparu Project PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in the Toroparu Project in exchange for up-front cash deposits totalling $153.5 million.

As of June 30, 2023, the Company has received an initial deposit of $15.5 million, with the remaining $138.0 million subject to WPMI’s election to proceed following receipt of a final feasibility study for the Toroparu Project, environmental study and impact assessment and other project related documents. If WPMI elects not to proceed with the remaining stream financing of $138.0 million, WPMI will be entitled to either (i) a refund from Aris Mining of $13.5 million of the $15.5 million already paid and termination of the Toroparu Project PMPA or (ii) a reduction of the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil.

In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once the Toroparu Project is in operation as follows:

◾	Gold: the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu P-roject, subject to a 1% annual increase starting after the third year of production.
◾

Silver: the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

Page | 18

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Non-IFRS Measures

Aris Mining has presented certain non-IFRS financial measures and non-IFRS ratios in this document. The Company believes these measures and ratios, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cash costs

Total cash costs and total cash costs per oz sold are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per oz sold are calculated by dividing total cash costs by volume of gold ounces sold.

Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

Aris Mining changed the method of calculating cash costs in Q3 2022 and all historical information was adjusted. Total cash costs now exclude royalties and include the appropriate mine-level general and administrative costs. General and administrative costs associated with the corporate office (Canada) are excluded from the calculation. Management considers that royalties are not controllable by the operations team and as such exclude them from their cash costs – these costs are included in AISC below. Conversely, mine-level general and administrative costs are controllable by the operations team and as such are included in total cash costs.

	Three months ended June 30, 2023			Three months ended June 30, 2022

($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total

Total gold sold (ounces)	48,381	5,847	54,228	53,884	-	53,884

Cost of sales[2]	51,030	11,917	62,947	50,191	-	50,191

Less: royalties[2]	(3,488)	(1,127)	(4,615)	(3,279)	-	(3,279)

Less: by-product revenue[2]	(2,755)	(322)	(3,077)	(1,220)	-	(1,220)

Less: other adjustments	-	-	-	-	-	-

Total cash costs	44,787	10,468	55,255	45,692	-	45,692

Total cash costs ($ per oz gold sold)	926	1,790	1,019	848	-	848

	Six months ended June 30, 2023			Six months ended June 30, 2022

($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total

Total gold sold (ounces)	93,289	10,097	103,386	107,529	-	107,529

Cost of sales[2]	95,113	21,539	116,652	97,144	-	97,144

Less: royalties[2]	(6,148)	(1,877)	(8,025)	(6,508)	-	(6,508)

Less: by-product revenue[2]	(7,632)	(488)	(8,120)	(2,759)	-	(2,759)

Less: other adjustments	-	77	77	-	-	-

Total cash costs	81,333	19,251	100,584	87,877	-	87,877

Total cash costs ($ per oz gold sold)	872	1,907	973	817	-	817

	Three months ended March 31, 2023

($000s except per ounce amounts)	Segovia	Marmato	Total

Footnotes

1. The Marmato Mine was purchased as part of the Aris Mining Transaction on September 26, 2022, as such prior year comparatives are not applicable to the Company.

2. As presented in the Interim Financial Statements and notes for the respective periods.

Total gold sold (ounces)	44,908	4,250	49,158
Cost of sales[2]	44,083	9,622	53,705
Less: royalties[2]	(2,660)	(750)	(3,410)
Less: by-product revenue[2]	(4,877)	(166)	(5,043)
Less: other adjustments	-	77	77
Total cash costs	36,546	8,783	45,329
Total cash costs ($ per oz gold sold)	814	2,068	922

Page | 19

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

All-in sustaining costs

AISC and AISC ($ per oz sold) are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold.

The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non-IFRS measure provides investors with transparency to the total period-attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Aris Mining changed the method of calculating AISC in Q3 2022 and all historical information was adjusted. AISC now excludes all non-mine-level general and administrative costs, environmental penalties and non-mine lease payments. Management considers that these costs are not controllable by the operations teams.

	Three months ended June 30, 2023			Three months ended June 30, 2022

($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total

Total gold sold (ounces)	48,381	5,847	54,228	53,884	-	53,884

Total cash costs	44,787	10,468	55,255	45,692	-	45,692

Add: royalties[2]	3,488	1,127	4,615	3,279	-	3,279

Add: social programs[2]	2,419	247	2,666	2,863	-	2,863

Add: sustaining capital expenditures	2,450	1,362	3,812	11,176	-	11,176

Add: lease payments on sustaining capital	588	-	588	550	-	550

Total AISC	53,732	13,204	66,936	63,560	-	63,560

Total AISC ($ per oz gold sold)	1,111	2,258	1,234	1,180	-	1,180

	Six months ended June 30, 2023			Six months ended June 30, 2022

($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total

Total gold sold (ounces)	93,289	10,097	103,386	107,529	-	107,529

Total cash costs	81,333	19,251	100,584	87,877	-	87,877

Add: royalties[2]	6,148	1,877	8,025	6,508	-	6,508

Add: social programs[2]	4,823	247	5,070	5,963	-	5,963

Add: sustaining capital expenditures	9,782	1,897	11,679	19,698	-	19,698

Add: lease payments on sustaining capital	1,243	-	1,243	1,037	-	1,037

Total AISC	103,329	23,272	126,601	121,083	-	121,083

Total AISC ($ per oz gold sold)	1,108	2,305	1,225	1,126	-	1,126

	Three months ended March 31, 2023

($000s except per ounce amounts)	Segovia	Marmato	Total

Footnotes

1. The Marmato Mine was purchased as part of the Aris Mining Transaction on September 26, 2022, as such prior year comparatives are not applicable to the Company.

2. As presented in the Interim Financial Statements and notes for the respective periods.

Total gold sold (ounces)	44,908	4,250	49,158
Total cash costs	36,546	8,783	45,329
Add: royalties[2]	2,660	750	3,410
Add: social programs[2]	2,404	-	2,404
Add: sustaining capital expenditures	7,332	535	7,867
Add: lease payments on sustaining capital	656	-	656
Total AISC	49,598	10,068	59,666
Total AISC ($ per oz gold sold)	1,104	2,370	1,214

Page | 20

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Additions to mineral interests, plant and equipment

The below table reconciles sustaining and non-sustaining capital expenditures as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended,			Six months ended,

($’000)	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Sustaining capital
Segovia Operations	2,450	7,332	11,176	9,782	19,698
Marmato Upper Mine[1]	1,362	535	-	1,897	-
Total	3,812	7,867	11,176	11,679	19,698
Non-sustaining capital
Segovia Operations	7,639	2,641	3,169	10,280	8,168
Toroparu Project	4,625	4,690	24,228	9,315	30,964
Marmato Lower Mine[1]	6,126	3,881	-	10,007	-
Marmato Upper Mine[1]	645	681	-	1,326	-
Juby Project[1]	-	33	-	33	-
Total	19,035	11,926	27,397	30,961	39,132
Additions to mining interest, plant and equipment[2]	22,847	19,793	38,573	42,640	58,830
1.	The Marmato Mine and Juby Project was purchased as part of the Aris Mining Transaction on September 26, 2022, as such prior year comparatives are not applicable to the Company.
2.	As presented in the Interim Financial Statements and notes for the respective periods.

Adjusted net earnings and adjusted net earnings per share

Adjusted net earnings and adjusted net earnings per share (basic) are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis, respectively.

Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS.

	Three months ended,			Six months ended,

($000s except shares amount)	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Basic weighted average shares outstanding	136,229,686	136,188,570	97,913,264	136,616,968	97,850,225
Diluted weighted average shares outstanding	140,289,533	136,188,570	108,125,857	141,236,861	109,022,012
Net earnings (loss)[1]	8,258	(5,401)	38,965	2,857	44,203
Add back:
Share-based compensation[1]	459	1,147	(1,148)	1,606	60
Revaluation of investments (Denarius) [1]	10,023	-	-	10,023	-
(Income) loss from equity accounting in investee[1]	1,427	3,241	1,095	4,668	2,127
(Gain) loss on financial instruments[1]	(10,114)	10,810	(25,230)	696	(17,914)
Foreign exchange (gain) loss[1]	7,237	2,343	(1,094)	9,580	(439)
Income tax effect on adjustments	(2,453)	(964)	(84)	(3,417)	(105)
Adjusted net (loss) / earnings	14,837	11,176	12,504	26,013	27,932
Per share – basic ($/share)	0.11	0.08	0.13	0.19	0.29
1.	As presented in the Interim Financial Statements and notes for the respective periods.

Page | 21

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-IFRS financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.

EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and losses on deferred and current income taxes, and other non-recurring items (Adjusted EBITDA).

	Three months ended,			Six months ended,

($000s)	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Earnings (loss) before tax[1]	17,283	6,751	58,100	24,034	78,890

Add back:

Depreciation and depletion[1]	8,825	7,646	8,965	16,471	17,201

Finance income[1]	(2,358)	(2,173)	(1,572)	(4,531)	(2,079)

Interest and accretion[1]	6,746	8,881	6,539	15,627	12,938

EBITDA	30,496	21,105	72,032	51,601	106,950

Add back:

Share-based compensation[1]	459	1,147	(1,148)	1,606	60

Revaluation of investments (Aris Gold/Denarius) [1]	10,023	-	-	10,023	-

(Income) loss from equity accounting in investee[1]	1,427	3,241	1,095	4,668	2,127

(Gain) loss on financial instruments[1]	(10,114)	10,810	(25,230)	696	(17,914)

Foreign exchange (gain) loss[1]	7,237	2,343	(1,094)	9,580	(439)

Adjusted EBITDA	39,528	38,646	45,655	78,174	90,784
1.	As presented in the Interim Financial Statements and notes for the respective periods.

Page | 22

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Non-IFRS Measures related to the Marmato Mine

The Company acquired control of the Marmato Mine from Aris Gold (now Aris Mining Holdings Corp.) following the closing of the Aris Mining Transaction on September 26, 2022. Accordingly, the consolidated information presented for 2022 comprises operating results of the Marmato Mine from September 26, 2022 to December 31, 2022. Therefore, on a consolidated basis, the operating results of the Marmato Upper Mine are not included in the results of the Company for the three and six months ending June 30, 2022.

To aid the understanding of the users of the MD&A, as well as providing appropriate analysis of the operations, the Company has disclosed the operating results of the Marmato Mine for the three and six months ended June 30, 2022 from the Aris Holding Interim Financial Statements.

Total cash costs, all-in sustaining costs and the reconciliation of sustaining and non-sustaining capital expenditures shown below for the Marmato Mine for the three and six months ending June 30, 2022 have been compiled using the same methodology as described under the respective headings in this Non-IFRS Measures section.

Total cash costs	Three months ended	Six months ended

($000s except per ounce amounts)	June 30, 2022	June 30, 2022
Total gold sold (ounces)	7,699	15,397
Cost of sales[1]	11,717	22,612
Less: royalties[1]	(1,423)	(2,571)
Less: social programs	(176)	(307)
Add: silver revenue[1]	(165)	(336)
Less: other adjustments	(45)	(39)
Total cash costs	9,908	19,359
Total cash costs ($ per oz gold sold)	1,287	1,257

All-in sustaining costs	Three months ended	Six months ended
($000s except per ounce amounts)	June 30, 2022	June 30, 2022
Total gold sold (ounces)	7,699	15,397
Total cash costs	9,908	19,359
Add: royalties[1]	1,423	2,571
Add: social programs	176	307
Add: sustaining capital expenditures	326	660
Total AISC	11,833	22,897
Total AISC ($ per oz gold sold)	1,537	1,487

Additions to mineral interests, plant and equipment	Three months ended	Six months ended
($000s)	June 30, 2022	June 30, 2022
Sustaining capital expenditures	326	660
Non-sustaining capital expenditures	8,017	14,791
Additions to mining interest, plant and equipment[2]	8,343	15,451
1.

As presented in notes 15 and 16 of the Aris Holding Interim Financial Statements for the respective periods disclosed, available under Aris Mining Holdings Corp.’s profile on SEDAR+ at www.sedarplus.ca.

2.	As presented in note 7 of the Aris Holding Interim Financial Statements for the respective periods disclosed, available under Aris Mining Holdings Corp.’s profile on SEDAR+ at www.sedarplus.ca.

Page | 23

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Significant accounting judgements, estimates and assumptions

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in these consolidated annual financial statements and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

a)	Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

Asset acquisitions

The Company applies judgment in determining whether the exploration and evaluation assets it acquires are considered to be asset acquisitions or business combinations. Key factors in this determination are whether reserves have been established; whether the project is capable of being managed as a business by a market participant, and the nature of the additional work to convert resources into reserves.

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of a mineral deposit based on information obtained through evaluation activities, including drilling, sampling, metallurgical testing, resource and reserve estimates and economic assessment of whether the mineral deposit can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

b)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Mineral reserves and resources

The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.

In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the mineral deposits and mining conditions. Changes in the mineral resource estimates may impact the carrying value of property, plant and equipment,

Page | 24

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022 reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on mineral reserves and estimates of mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.

Depreciation

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Indicators of Impairment

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of long-lived assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

If any such indication exists, the Company estimates the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is estimated that the recoverable amount of an asset is less than its carrying amount, impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. Reversals of impairment are recognized immediately in profit or loss.

Impairment

Assets that are subject to depreciation and E&E assets are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (cash generating units or “CGUs”), which are typically individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.

Page | 25

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the mineral reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.

When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply. Where a discounted cash flow model is not applicable in the valuation of the asset (for exploration projects), the fair value less cost of disposal is estimated using the market multiples approach based on comparable public companies and transactions in similar jurisdictions.

An impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying amount that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial liabilities

The Gold Notes and warrants are recorded at fair value through profit and loss (FVTPL). Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. Fair values of listed warrants have been determined based on a Black-Scholes model using quoted market prices in active markets of the underlying securities. Fair values of unlisted warrants have been determined using a liquidity discount from the Black-Scholes value of the listed warrants, which is consistent with the discount that the market has applied for trading prices in comparison to the Black-Scholes valuation of the listed warrants.

Deferred revenue

Judgment was required in determining the accounting for the PMPA between Aris Holdings, Aris Mining, and WPMI which has been reported as deferred revenue.

Page | 26

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the Marmato PMPA (see Note 14 of the Annual Financial Statements), Aris Holdings is required to satisfy the performance obligations through the delivery of gold and silver, and revenue will be recognised over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces.

The deferred revenue will be recognised as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for as a cumulative catch-up in the year that the estimates above change.

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description
Financing Rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPMI.

Life of Mine Production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the Marmato prefeasibility study.

IFRS 3 – Business Combinations

Judgment was required in determining the acquirer in the acquisition of Aris Gold. Aris Mining has been identified as the acquirer in the acquisition of Aris Gold and the Company has accounted for the Aris Mining Transaction as a business combination. In identifying Aris Mining as the acquirer for accounting purposes, the Company took into consideration the voting rights of all equity instruments, the corporate governance structure of the combined Company, the composition of senior management of the combined Company and the size of each of the companies. In assessing the size of each of the companies, the Company evaluated various metrics, including, but not limited to: market capitalization; assets; cash provided by operating activities; sales; net earnings; and mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that Aris Mining is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Financial Instruments and Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)	Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Page | 27

Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

●	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and Soto Norte deferred payment approximate their carrying values due to their short-term nature.

The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $236.0 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and Gold Notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	June 30, 2023		December 31, 2022
	Level 1	Level 2	Level 1	Level 2

Gold Notes	$-	$62,454	$-	$67,145
Warrant liabilities	12,213	244	15,360	954
DSU and PSU liabilities	1,095	780	826	293
Investments and other assets	4,249	-	412	-
Convertible Debentures	-	13,647	-	13,182

Total	$17,557	$77,125	$16,598	$81,574

At June 30, 2023, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)	Credit risk

	June 30, 2023	December 31, 2022

Trade	$339	$13,576

VAT receivable	23,602	30,489

Income tax receivable	11,542	-

Other, net of allowance for doubtful accounts	2,834	4,597

Total	$38,317	$48,662

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at June 30, 2023 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds shortly upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter.

c)	Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

●

Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).

●

Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (C$) and Guyanese Dollar (GYD). The impact of such exposure is recorded in the consolidated statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2022 and 2021, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net assets held in Canadian dollars, Colombian pesos and Guyanese dollars (in US dollar equivalents) as of June 30, 2023 and December 31, 2022, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	June 30, 2023	Impact of a 10% Change	December 31, 2022	Impact of a 10% Change
Canadian Dollar (C$)	(12,406)	(1,129)	(26,383)	(2,638)
Colombian Peso (COP)	20,076	1,824	(19,257)	(1,926)
Guyanese Dollar (GYD)	30	2	(2,498)	(250)

d)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account. Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:

-	the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
-

the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at June 30, 2023, the Company had no outstanding commodity hedging contracts in place.

Off-balance Sheet Arrangements

Aris Mining has no off-balance sheet arrangements.

Transactions Between Related Parties

Key management personnel compensation

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Short-term employee benefits	$ 990	$ 592	$ 1,982	$ 1,818
Share-based compensation	162	(1,292)	892	(253)

Total	$ 1,152	$ (700)	$ 2,874	$ 1,565

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Basis for preparation and accounting policies

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of the significant accounting policies are disclosed in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2022. The accounting policies applied for the preparation of the unaudited condensed consolidated interim financial statements are consistent with those disclosed in Company’s consolidated financial statements for the year ended December 31, 2022.

Risks and Uncertainties

Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Tailings Management

The tailings collection, treatment and disposal operations at the Segovia Operations and the Marmato Mine are subject to substantial regulation and involve significant environmental risks. The extraction process of separating gold and other metals from the host rock produces tailings. Tailings are the process waste rock generated once crushing, grinding, and extraction of gold or other metals from the ore is completed in the process plant, which are stored in engineered facilities.

Unanticipated failures or damage as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company’s operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability.

A major spill, failure or overflow of the tailings facilities (including through matters beyond the Company’s control such as extreme weather, seismic events, or other incidents) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings facilities or improper management of site water may contribute to facility failure or tailings release and could also result in damage or injury. At the Marmato Mine, underground mining commenced at the Upper Mine in 1993 but the first tailings storage facility was not constructed until 2006. A second nearby facility was approved in 2012. These first facilities have an approved environmental permit, but were not designed or operated to international standards. Aris Mining is undertaking the detailed design for the closure and remediation of these facilities. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings facility. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or overflow of the tailings facilities (including through matters beyond the Company’s control such as extreme weather, seismic events, or other incidents), the Company’s losses or consequences of regulatory action might not be covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation and image of the Company.

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Readers are encouraged to read and consider the risk factors which are more specifically described under the caption “Risk Factors” in the Company’s AIF for the year ended December 31, 2022 dated as of March 31, 2023, which is available on www.aris-mining.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company’s securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Internal controls over financial reporting

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting.

Changes in internal controls

During the three months ended June 30, 2023, there were no changes in the Company’s internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Aris Mining Mineral Resources and Mineral Reserves

Mineral reserve estimates

Category	Property	Tonnes (kt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Proven	Marmato	2,196	4.31	16	304	1,157
Probable	Marmato	29,082	3.08	5	2,874	4,980
Probable	Soto Norte	4,953	6.22	34	990	5,477
Proven	Segovia	229	10.92	-	81	-
Probable	Segovia	2,132	9.84	-	675	-
Total P&P					4,924	11,614

Notes:

Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 20% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$1,300 per ounce at Soto Norte, and US$1,700 per ounce at Segovia. The mineral reserve effective dates are June 30, 2022 for Marmato, January 1, 2021 for Soto Norte, and December 31, 2022 for Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101. See section entitled Qualified Person and Technical Information for more information.

Mineral resource estimates
Category	Property	Tonnes (Mt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Measured	Marmato	2.8	6.04	28	545	2,512
Indicated	Marmato	58.7	2.89	6	5,452	11,758
Indicated	Soto Norte	9.6	5.47	36	1,691	11,065
Measured	Segovia	0.4	15.39	-	200	-
Indicated	Segovia	4.6	10.16	-	1,492	-
Measured	Toroparu	42.4	1.45	2	1,975	2,457
Indicated	Toroparu	72.6	1.46	1	3,398	2,893
Indicated	Juby	21.3	1.13	-	773	-
Total M&I					15,526	30,685
Inferred	Marmato	35.6	2.43	3	2,787	3,682
Inferred	Soto Norte	5.5	4.06	26	714	4,551
Inferred	Segovia	5.3	9.44	-	1,616	-
Inferred	Toroparu	21.2	1.71	1	1,168	517
Inferred	Juby	47.1	0.98	-	1,488	-
Total Inferred					7,773	8,750

Notes:

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 20% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$1,300 per ounce at Soto Norte, US$1,850 per ounce at Segovia, US$1,650 per ounce at Toroparu, and US$1,450 per ounce at Juby. The mineral resource effective dates are June 30, 2022 for Marmato, May 29, 2019 for Soto Norte, December 31, 2022 for Segovia, February 10, 2023 for Toroparu, and July 14, 2020 for Juby. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101. See section entitled Qualified Person and Technical Information for more information.

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Technical Services of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management’s Discussion and Analysis.

Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum’s 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A is based upon information included in National Instrument 43 101 – Standards of Disclosure for Mineral Projects compliant technical reports entitled:

1.

“Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a “Qualified Person” as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.

2.

“NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the “Soto Norte Technical Report”). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.

3.

“NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Antioquia, Colombia” dated May 6, 2022 with an effective date of December 31, 2021 (the “Segovia Technical Report”). The Segovia Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric Olin, MSc, MBA, MAusIMM, SME-RM, Cristian A. Pereira Farias, SME-RM, David Bird, MSc, PG, SME-RM, Fredy Henriquez, MS Eng, SME, ISRM, Jeff Osborn, BEng Mining, MMSAQP, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Giovanny Ortiz, BS Geology, FAusIMM, Joshua Sames, PE, BEng Civil, Mark Allan Willow, MSc, CEM, SME-RM, and Jeff Parshley, P.G., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

4.

“Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario” dated October 5, 2020 with an effective date of July 14, 2020 (the “Juby Technical Report”). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

5.

“Updated Mineral Resource Estimate NI 43-101 Technical Report for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” dated March 31, 2023 with an effective date of February 10, 2023 (the “Toroparu Technical Report”). The Toroparu Technical Report was prepared by Ekow Taylor, FAusIMM (CP), Maria Muñoz, MAIG, and Karl Haase, P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022

The mineral resource estimate of the Segovia Operations is summarized, derived, or extracted from the news release of the Company dated March 3, 2023, which is available for review on the Company’s website at www.aris-mining.com and on the Company’s profile on SEDAR+ at www.sedarplus.ca, and which has been reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

All the technical reports listed above are available for download on the Company’s website at www.aris-mining.com. The Soto Norte Technical Report and the Juby Technical Report are available for download on the SEDAR+ profile of Aris Holdings at www.sedarplus.ca. Aris Holdings is now a subsidiary of the Company. The other technical reports are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca,

Cautionary Note Regarding Forward-looking Statements

Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “anticipate”, “believe”, “continue”, “estimate”, “expect”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “target” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company’s growth strategy and properties, the expected improvement to mining and processing rates in H2 2023, the Company’s key objectives for 2023, the Company’s plans for the construction of the Marmato Lower Mine, the advancement of the Soto Norte Project and the projected costs, timing and benefits thereof, plans with respect to the Toroparu Project, the benefits relating to the improvements to the operations at the Segovia Operations and at the Marmato Upper Mine and the timing thereof, the updated 2023 production and AISC outlooks for the Segovia Operations and the Marmato Upper Mine, the expected increase in mill-feed purchased from partner-operated mining operations, the Company’s commitment to formalize and work with small-scale miners in Marmato and the anticipated benefits thereof, statements made under the headings “Business Overview”, “H1 2023 Highlights”, “Operating Results” and “Outlook”, the Company’s anticipated business plans and strategies, financing sources, the WPMI Stream, expected future cash flows, estimates of future gold production, gold prices, projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures, gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures, capital and exploration expenditures and conversion of mineral resources to mineral reserves.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil labilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the ability to pay dividends in the future,, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s AIF for

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Management’s Discussion and Analysis Three and six months ended June 30, 2023 and 2022 the year ended December 31, 2022 and dated March 31, 2023 which is available on the Company’s website at www.aris-mining.com and on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.

This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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